The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

December 10, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

Rebecca Marquigny

100 F Street, N.E.

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION

The RBB Fund, Inc. (the Company”)

Registration Statement on Form N-1A

File No. 033-20827

Dear Ms. Marquigny:

On behalf of the Company and its series, Motley Fool Global Opportunities ETF and Motley Fool Mid-Cap Growth ETF (the “Funds”), we hereby request acceleration of Post-Effective Amendment No. 285 to the Company’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), which was filed on Friday, December 10, 2021 (the “Amendment”), so that the Amendment would be declared effective on December 10, 2021 or as soon as practicable thereafter.

Pursuant to the U.S. Securities and Exchange Commission’s (the “Commission”) authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Funds’ principal underwriter, requesting that effectiveness of the Amendment be accelerated to December 10, 2021, or as soon as practicable thereafter.

If you have any questions or require further information, please contact Catherine DiValentino at 215-988-2497.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	Salvatore Faia, The RBB Fund, Inc.

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

Quasar Distributors, LLC

111 East Kilbourn Avenue, Suite 2200

Milwaukee, Wisconsin 53202

December 10, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION

The RBB Fund, Inc. (the “Company”)

Registration Statement on Form N-1A

File No. 033-20827

Ladies and Gentlemen:

As the principal underwriter and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of Post-Effective Amendment No. 285 to the Registration Statement on Form N-1A that was filed by the Company on behalf of the Motley Fool Global Opportunities ETF and Motley Fool Mid-Cap Growth ETF on December 10, 2021, be accelerated to December 10, 2021 or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

/s/ Mark Fairbanks

Mark Fairbanks

Vice-President